                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

FOR THE FISCAL YEAR ENDED September 30, 2001


                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

              For the transition period from _____________________


                        Commission file number 0-15495

                        MESA AIR GROUP, INC. 401(K) PLAN
                            (Full title of the plan)

                               Address of the plan


                              MESA AIR GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)

                        410 North 44th Street, Suite 700
                             Phoenix, Arizona 85008
                (Address of issuer's principal executive office)

MESA AIR GROUP, INC.
401(k) PLAN

Financial Statements for the Years Ended
September 30, 2001 and 2000, Supplemental
Schedule as of September 30, 2001 and
Independent Auditors' Report

MESA AIR GROUP, INC.
401(k) PLAN

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
    SEPTEMBER 30, 2001 AND 2000:

    Statements of Net Assets Available for Benefits                            2

    Statements of Changes in Net Assets Available for Benefits                 3

    Notes to Financial Statements                                             4-6

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2001 -

    Schedule of Assets Held for Investment Purposes at End of Year             7

INDEPENDENT AUDITORS' REPORT


Trustee and Plan Participants
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Mesa Air Group, Inc. 401(k) Plan as of September 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial status of the Plan as of September 30, 2001 and 2000 and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Phoenix, Arizona
March 15, 2002

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2001 AND 2000

                                                 2001            2000
                                                 ----            ----
ASSETS
INVESTMENTS:
  Investments at fair value                   $16,722,226     $24,906,500
  Participant loans                               559,884         562,576
                                              -----------     -----------
           Total investments                   17,282,110      25,469,076
                                              -----------     -----------
CONTRIBUTIONS RECEIVABLE:
  Employee                                         20,544         285,471
  Employer                                                        118,084
                                              -----------     -----------
           Total contributions receivable          20,544         403,555
                                              -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS             $17,302,654     $25,872,631
                                              ===========     ===========


See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2001 AND 2000

                                                                          2001            2000
                                                                          ----            ----
ADDITIONS:
  Investment income:
    Interest and dividends                                           $  2,053,752      $  2,008,890
    Net (depreciation) appreciation in fair value of investments      (11,330,054)        3,360,520
                                                                     ------------      ------------

           Total investment (loss) income                              (9,276,302)        5,369,410
                                                                     ------------      ------------
  Contributions:
    Employee                                                            3,092,812         3,028,268
    Employer                                                              659,807         1,269,036
                                                                     ------------      ------------
           Total contributions                                          3,752,619         4,297,304
                                                                     ------------      ------------
           Total (reductions) additions                                (5,523,683)        9,666,714
DEDUCTIONS - Benefits paid to participants                             (3,046,294)       (4,269,142)
                                                                     ------------      ------------
NET (DECREASE) INCREASE                                                (8,569,977)        5,397,572
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                    25,872,631        20,475,059
                                                                     ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                        $ 17,302,654      $ 25,872,631
                                                                     ============      ============


See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000


1. DESCRIPTION OF THE PLAN

     The following description of the Mesa Air Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. General - The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the "Employer"). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, other than CCAir, Inc., who are 21 years of age and have completed one year of service, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

     b. Contributions and Vesting - Various accounts have been established for pre-tax voluntary employee contributions, forfeitures and earnings or losses from Plan assets. Accounts in use and their major provisions are as follows:

          - Employee Contribution Account - Salary Reduction Contribution Accounts have been established for pre-tax voluntary employee contributions ranging from 1 percent to 15 percent of employee compensation up to the annual deferral limit set by the Internal Revenue Code ("IRC"). All such balances are fully vested.

          - Employer Contributions Account - Contributions to this account are at the discretion of the Employer. Employer contributions match 50 percent of participant contributions up to 10 percent of compensation. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer's Board of Directors as a profit sharing contribution. Employer discretionary contributions are allocated to active participants based upon the ratio that each participant's annual compensation bears to the total of all active participants' annual compensation. Forfeitures are reallocated and may be used to reduce Employer matching contributions.

          - Employees are 20 percent vested in Employer contribution accounts after three years of service. Vesting subsequently increases 20 percent per year until the participant becomes fully vested. Participants also become fully vested upon becoming disabled, reaching age 65, or death, if still employed by the Employer.

     c. Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of the Employer's discretionary contribution and the Plan's earnings. The Employer's discretionary contribution is allocated to each participant in the ratio that each such participant's basic contribution (up to 4 percent) for the Plan year bears to all basic contributions of all participants. The Plan's earnings are allocated to each participant in the ratio that each such participant's account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

     d. Investment Options - As of September 30, 2001, participants may direct employee contributions in 1 percent increments in any of six investment options offered by Putnam and a fund that invests in Mesa Air Group, Inc. common stock.

     e. Payment of benefits is available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment, installments or a nontransferable annuity. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

     f. Participant Loans - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50 percent of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured by the balance in the participant's account. The loans accrue interest at a fixed rate determined by the Plan Administrator. The rate will be comparable to those currently available from commercial institutions. Interest rates range from 7 percent to 9.25 percent. Principal and interest are payable through monthly payroll deductions.

     g. Plan Termination - Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees' rights are nonforfeitable.

     h. Tax Status - The Internal Revenue Service has determined and informed the Employer by letter dated December 23, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

     a. Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

     b. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Investment Valuation - Mutual fund investments and Mesa Air
          Group, Inc. common stock are stated at market value based upon quoted market prices as determined by the Plan Trustee. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     d. Administrative Expenses - All administrative expenses are paid by the Employer.

     e.   Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets.

           PUTNAM FIDUCIARY TRUST COMPANY                2001            2000
          Putnam Money Market Fund                    $1,788,673     $1,583,661
          Putnam Growth and Income Fund                3,542,709      3,797,321
          Putnam Global Growth Fund                    1,591,984      2,391,972
          Putnam Voyager Fund                          4,586,299      7,574,009
          Putnam New Opportunities                     3,304,602      7,725,566
          Putnam Income Fund                           1,025,826
          Mesa Air Group, Inc., Common Stock             881,366

     During the years ended September 30, 2001 and 2000, the Plan's investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated by ($11,330,054) and $3,360,520, respectively.

4. RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company ("Putnam"). Putnam is the Trustee as defined in the Plan. Additionally, certain Plan investments are shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as party-in-interest transactions.

MESA AIR GROUP INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
SEPTEMBER 30, 2001

         COLUMN B                               COLUMN C                        COLUMN E
         --------                               --------                        --------
                                         DESCRIPTION OF INVESTMENT
     IDENTITY OF ISSUER,                 INCLUDING MATURITY DATE,
     BORROWER, LESSOR OR                RATE OF INTEREST, COLLATERAL,           CURRENT
        SIMILAR PARTY                      PAR OR MATURITY VALUE                 VALUE
Putnam Fiduciary Trust Company   Voyager Fund - 281,023 shares                $ 4,586,299

Putnam Fiduciary Trust Company   Growth and Income Fund - 208,640 shares        3,542,709

Putnam Fiduciary Trust Company   New Opportunities - 97,423 shares              3,304,602

Putnam Fiduciary Trust Company   Money Market Fund - 1,788,673 shares           1,788,673

Putnam Fiduciary Trust Company   Income Fund Portfolio - 155,193 shares         1,025,826

Putnam Fiduciary Trust Company   Global Growth Fund - 232,068 shares            1,591,984

Putnam Fiduciary Trust Company   Pending Account                                      767

Mesa Air Group, Inc.             Common stock - 270,358 shares                    881,366

Participant loans                Maturing from 2001 to 2005, with interest
                                   rates ranging from 7.00% to 9.25%              559,884
                                                                              -----------
                                 Total assets held for investment purposes    $17,282,110
                                                                              ===========


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